Via Facsimile and U.S. Mail
Mail Stop 4720

April 23, 2010

Harvey Lalach
President, Chief Financial Officer,
Secretary and Director
Anavex Life Sciences Corp.
27 Marathonos Ave.,
15351 Athens, Greece

Re: Anavex Life Sciences Corp.
**   Form 10-K for the Fiscal Year Ended September 30, 2009**
**   File Number: 000-51652**

Dear Mr. Lalach,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Gus Rodriguez
                                    Accounting Branch Chief